25,588,656   Shares outstanding at April 22, 2014 (including 1,230,012 shares issued in Lone star/KHM acquisition)

| | Name | Shares Owned | |
|---|---|---|---|
| 1 | Ronald F. Valenta | 4,402,721 | 17.2% |
| 2 | James B. Roszak | 54,534 | |
| 3 | Lawrence Glascott | 91,759 | |
| 4 | Manuel Marrero | 74,909 | |
| 5 | David M. Connell | 53,158 | |
| 6 | Susan Harris | 5,159 | |
| 7 | Charles E. Barrantes | 47,750 | |
| 8 | Christopher Wilson | 61,950 | |
| 9 | Jeffrey Kluckman | 46,638 | |
| 10 | Robert Allan | - | |
| 11 | Theodore M. Mourouzis | 407,518 | 1.6% |
| 12 | Gregory Baker | - | |
| 13 | James Dunmyer | - | |
| 14 | Larry Tashjian | 116,317 | 0.5% |
| | **As of April 22, 2014** | **5,362,413** | **21.0%** |
| 15 | Gilder, Gagnon, Howe & Co. LLC | 652,466 | 2.6% |
| 16 | Olowalu Holdings, LLC | 2,680,498 | 10.5% |
| 17 | Jonathan Gallen | 250,000 | 1.0% |
| 18 | Neil Gagnon | 6,498,213 | 25.4% |
| 19 | Jack Silver | 784,000 | 3.1% |
| 20 | Ronald L. Havner, Jr. and LeeAnn R. Havner | 2,538,655 | 9.9% |
| 21 | Ebb Tide Investments Limited | 1,059,336 | 4.1% |
| 22 | | | |
| 23 | | | |

Less-

(5,362,413) shares owned by officers & directors

(2,680,498) 10% or more owner

\- 

(6,498,213) 10% or more owner

\- 

\- 

(1,230,012) Restricted or unregistered stock

9,817,520   Common stock owned by non-affiliates

$   8.89   Common share price at April 22, 2014

$ 87,278,000   Public float at April 22, 2014